Exhibit 4.1.2

STOCK OPTION PLAN

OF SEPTEMBER 16, 1997

SUMMARY OF PLAN TERMS FOR

PLAN PARTICIPANTS RESIDENT OUTSIDE FRANCE

PECHINEY

TABLE OF CONTENTS

GENERAL PRINCIPLES	1

LEGAL CONTEXT	2

DESCRIPTION OF THE PLAN	2

EXERCISE OF OPTIONS	4

FINANCING OPTION EXERCISE	5

TAXATION AND CERTAIN CHARACTERISTICS OF OPTION SHARES	5

TRANSFER OF SHARES	6

ADMINISTRATION OF THE PLAN	8

For additional information contact:

PECHINEY:	M. Pierre MEYNARD
Directeur de la Gestion des Cadres

La BNP:	CENTRE DES EMETTEURS ET TRANSACTIONS TITRES -
TITRES NOMINATIFS EMETTEURS - SERVICE PLANS D'OPTIONS
8, rue Sofia
75450 PARIS CEDEX 09
FRANCE

The following is a summary in English of the principal provisions of the Stock Option Plan of Pechiney of September 16, 1997 (the "Option Plan"). This summary does not purport to be complete and is qualified in its entirety by reference to minutes of the meeting of the Board of Directors of Pechiney held on September 16, 1997, which defines the terms and conditions applicable to the Option Plan. A copy of such minutes, which are in French, is available for inspection upon request addressed to Pechiney.

GENERAL PRINCIPLES

A stock option plan is a mechanism for affording selected employees and executives or managers of a company the opportunity to acquire stock in their company at a price determined at the time the options are granted and fixed for the term of the options. The objective is to enable these beneficiaries (referred to in this summary as "participants" in the Option Plan) to participate in any future appreciation in the price of the stock, and thereby provide participants with an incentive to contribute to the continued success of the company.

The options granted under this Option Plan will be exercisable from September 16, 2002 until September 15, 2007 in accordance with the procedures described in section 5, page 4.

Shares acquired under the Option Plan will be newly issued shares of PECHINEY, and option exercise will be treated for accounting purposes an increase in the capitalization of PECHINEY.

An award of options does not give rise to any obligation on the part of the participant to exercise the option; the decision whether or not to exercise is entirely within the control of the participant, and each participant is advised to consult his or her own professional financial and tax advisors with respect to a decision whether or not to exercise options awarded under the Option Plan.

LEGAL CONTEXT

The Option Plan is subject to the following provisions of French law:

-- The French law of December 31, 1970, incorporated in the law of July 24, 1996, at articles 208-1 to 208-8-2;

-- The French decree of application of June 7, 1971, incorporated in the decree of March 23, 1967, and.

In applying these provisions, the Extraordinary General Meeting of the shareholders of PECHINEY held on June 25, 1997 and December 16, 1997, authorized the Board of Directors of PECHINEY (the "Board") to award options to subscribe for ordinary shares of PECHINEY to selected managers and salaried employees of the PECHINEY group and defined the general principles applicable for such award and exercise of the options. On September 16, 1997, the Board utilized a portion of this authority in awarding the options covered by the Option Plan, and

-- The French law of December 27, 1996 relating to the financing of the French Social Security System, as amended from time to time, and subject to the applicable French regulations relating to the implementation of the above provisions.

DESCRIPTION OF THE PLAN

1.                 Participants

Selected executives and managers of the PECHINEY Group have been designated by the Board as participants in the Option Plan and have been awarded options thereunder.

2.                 Definition of Options

    Each participant has received (or will receive) a notice of grant informing him or her of the grant of an option under the Option Plan and indicating:

                    - the number of shares subject to the option

                    - the exercise price

                    - the period during which the option may be exercised

                    - the conditions to exercise of the option

3.                 Exercise Price

The exercise price of all options under the Option Plan is 256.54 French francs per share, which corresponds to 95% of the average of the opening prices of PECHINEY stock on the Paris Bourse during the 20 trading days preceding the date on which options under the Option Plan were granted by the Board.

This exercise price applies only to options awarded under the Option Plan; if PECHINEY subsequently awards additional options, the exercise price applicable to such options may be different.

Such exercise price represents the price to be paid by the participant on the date at which the participant decides to exercise his/her options and subscribe for the new shares of PECHINEY subject to these options.

4.                 Changes in Capital

In general, the number of shares subject to options granted under the Option Plan, and the exercise price, are fixed for the entire term of the option. Nevertheless, in order to maintain the intended benefits for the participants, French law provides for adjustments in the event of certain modifications in the capital of the company, e.g. a share capital increase by way of distribution of free shares.

Example: In the event of a distribution of one additional free share for each five shares outstanding, an option to purchase 100 shares at an exercise price of 258 French francs per share would be adjusted and would thereafter represent an option to purchase 120 shares (= 6/5 x 100 shares) at a per share exercise price of 215 French francs (= 5/6 x 258 French francs). The aggregate exercise price of the option would continue to be 25,800 French francs (= 100 x FF 258 = 120 x FF 215).

5.                 Exercisability

Options awarded under the Option Plan are not immediately exercisable. Participants may exercise options, in whole or in part and at one or several times from September 16, 2002 to September 15, 2007 inclusive. Each exercise must be for a minimum of 10% of the total number of shares subject to the option.

In the event of certain transactions affecting the capital of the company, the Board reserves the possibility of temporarily suspending the exercise of options, for up to a maximum of three months.

EXERCISE OF OPTIONS

1.                 Conditions to Exercise

Except as otherwise decided by the Pechiney Board of Directors, options granted under the Option Plan will be cancelled and cease to be exercisable (in whole or in part) by a participant :

- who has resigned, whose employment has been terminated for any reason or who has been laid off. For these purposes, the date of postmark of an employee's letter of resignation or of notice of termination or lay-off will be considered the date as of which the condition of continued employment is no longer satisfied (unless some other date is specified in such letter or notice) ; or

- who ceases to be an employee, executive or manager of PECHINEY or any of its affiliates (as defined in article 208-4 of the French Company law) pursuant to the sale by PECHINEY, whether directly or indirectly of its participation in the share capital or of its interest in the Company in which a participant holds a position.

Notwithstanding the foregoing, in the event of retirement (including early retirement), total or partial disability, the participant will be entitled to exercise his or her options for the remaining term thereof, i.e. until September 15, 2007, subject to the other terms and conditions of the Option Plan.

Options, and the right to exercise options, may not be sold or transferred (by gift or otherwise) except that, upon death, the participant's executor or other legal representative may exercise the option, to the extent it is exercisable, during the six months following the date of death (but in no event later than September 15, 2007).

2.                 Method of Exercise

To exercise an option, a participant should address the following documents to PECHINEY (attention: Monsieur MEYNARD, Directeur de la Gestion des Cadres):

                    -         a Notice of Option Exercise (a copy of which is attached to this Summary), duly completed and signed

                    -         a check or money order for the full amount of the exercise price, payable to the order of PECHINEY. (See "Financing of Option Exercise" below).

The date of receipt of the Notice of Option Exercise by PECHINEY will constitute the date of exercise.

A confirmation (see "Administration of the Plan" below) will be sent to the participant within several days by the Centre des Emetteurs et Transactions Titres of the BANQUE NATIONALE DE PARIS, which has been authorized by PECHINEY to perform certain administrative functions under the Option Plan.

In case of partial exercise, the participant will use, for any later exercise, the detachable portion of the foregoing confirmation, which will constitute a new Notice of Option Exercise.

FINANCING OPTION EXERCISE

The amount of the exercise price relating to the portion of the option being exercised must be paid in full at the time of exercise.

Participants will be individually responsible for payment of the exercise price, and any participant wishing to obtain financing for an option exercise should contact his or her bank or other financial institution.

Participants will be permitted to pledge shares acquired pursuant to the Option Plan to secure indebtedness incurred to finance exercise of options.

TAXATION AND CERTAIN CHARACTERISTICS OF OPTION SHARES

1.                 Taxation Generally

The tax consequences of participation in the Option Plan will generally depend on the citizenship and/or residency of the participant. Depending on the applicable tax system, a tax event may occur in connection with the grant of options under the Option Plan, at the time of exercise of options, and/or upon disposition of shares acquired upon exercise of options. Each participant is individually responsible for familiarizing himself or herself with, and fulfilling, all tax obligations arising in connection with his or her participation in the Option Plan.

Participants who are citizens or residents of the United States will receive a summary of United States federal income tax consequences.

2.                 Shares to be in Registered Form

All shares issued upon exercise of options awarded under the Option Plan will be in registered form. This requirement arises from French tax rules.

Shares will be registered in an individual account established in the name of the participant at the BANQUE NATIONALE DE PARIS (CENTRE DES EMETTEURS ET TRANSACTIONS TITRES).

No account maintenance or administrative charges will be assessed against participants for so long as their shares are kept in registered form with the Centre des Emetteurs et Transactions Titres of BANQUE NATIONALE DE PARIS.

3.                 Dividends

Shares issued upon exercise of options will be entitled to certain rights which will be retroactive to the first day of the fiscal year in which the exercise occurs.

In particular, such shares will be entitled to any dividends declared in respect of the year of exercise;payment of any such dividend will be made during the following fiscal year. Pechiney's fiscal year begins on January 1 and ends on December 31.

The following examples illustrate these principles:

                    - Shares acquired upon option exercise in, for example, November 2002 will be entitled to the dividend (if any) for fiscal year 2002, which will be paid in the year 2003. Upon admission to trading on the Paris Bourse, such shares will trade with earlier issued shares of PECHINEY.

                    - Shares acquired upon option exercise in January 2003 will not be entitled to any dividend for fiscal year 2002, which will be paid in the year 2003, but only to any dividend for fiscal year 2003. Because these shares will not be entitled to the dividend (if any) for fiscal year 2002, their trading value is expected initially to be less than that of other shares previously issued, they will temporarily be traded separately from other Pechiney shares. (See "Transfer of Shares" below.) Upon payment of the dividend for the fiscal year 2002, the shares issued upon option exercise will be assimilated to earlier issued shares and will no longer trade separately.

TRANSFER OF SHARES

1.                 General Principles

Shares issued upon exercise of options may be freely sold, transferred or otherwise disposed of upon their admission to trading on the Paris Bourse.

Nevertheless, each participant is responsible for following the internal procedures adopted by the Pechiney Board of Directors on March 29, 1996 and periodically updated by the Board concerning the prevention of the utilization or communication of privileged information. A copy of the updated compliance procedures will be made available to each participant.

2.                 Comments

Certain participants will wish to hold shares acquired upon option exercise in order to benefit from any future growth of the PECHINEY Group. Others, for various reasons, will prefer to sell these shares, taking into account the price of the stock on the Paris Bourse as well as the tax rules applicable in their country of residence.

By virtue of the French tax regulations, shares issued under the Option Plan will be in registered form. The conversion of shares from registered to bearer form is considered by the French tax authorities as a transfer of the shares. As shares can be sold on the Paris Bourse only in bearer form, participants will be required to effect this conversion prior to transfer.

Shares that are acquired upon option exercise between January 1 and the date of payment of the dividend relating to the preceding fiscal year, and that are sold during this interim period, will be traded separately from other shares previously issued by PECHINEY and are expected to trade at a lower price than these other PECHINEY shares. In addition, participants wishing to sell shares under these circumstances may experiences delays in effecting their transactions, as shares listed on a "second line" tend to be thinly traded.

Admission of shares issued upon option exercise to trading on the Paris Bourse requires an administrative delay of approximately ten trading days. No sale order relating to such shares may be executed until the end of this period.

3.                 Practical Considerations

In order to sell shares issued upon option exercise, a participant may elect either of the two following methods:

                    1) The participant may transfer shares to his or her financial institution, which will then execute the sale.

A participant wishing to sell shares through his or her financial institution should address the following documents to the Centre des emetteurs et transactions Titres of the BANQUE NATIONALE DE PARIS1:

                                        - A Request for Conversion to Bearer Form, duly completed and signed (copy attached as Annex I)

                                        - Address and reference information for the bank, brokerage firm or other institution to which the shares will be transferred; in particular, participants should furnish a recent account statement, cancelled check (in the case of a bank) or other document showing the account number and reference numbers to identify the financial institution.

Note: Transfer of shares to accounts situated outside of France often results in significant delays, regardless of the country involved; these delays may be as long as several weeks, depending on the financial institution involved.

1    Address: BNP, Centre des Emetteurs et Transactions Titres, Titres Nominatifs Emetteurs, Plans d'Options, 8 rue Sofia, 75450 Paris, France.

                    2) The participant may request the BANQUE NATIONALE DE PARIS to execute a sale of shares. It should be noted that BANQUE NATIONALE DE PARIS may only execute a trade "à tout prix", which means that the sale order will be executed at the current market price at the time of the transaction.

                    A participant wishing to sell shares through BANQUE NATIONALE DE PARIS should address the following documents to the CENTRE DES EMETTEURS ET TRANSACTIONS TITRES:

                    - Request for Conversion to Bearer Form and Order to Sell, duly completed and signed (copy attached as Annex II)

                    - Address and reference information for the account to which the sale proceeds (net of expenses and, if applicable, taxes) will be transferred; in particular, participants should furnish a recent account statement, cancelled check or other document showing the account number and reference numbers to identify the bank or other financial institution.

                    For transactions effected through BANQUE NATIONALE DE PARIS, a processing fee will be assessed by the Centre de Traitement of BANQUE NATIONALE DE PARIS; this fee will be in addition to brokerage fees. Fees will be deducted from the proceeds of the sale.

                    Sale through BANQUE NATIONALE DE PARIS will require a delay of several days.

ADMINISTRATION OF THE PLAN

Certain administrative responsibilities concerning shares issued upon exercise of options will be handled by BANQUE NATIONAL DE PARIS.

1.                 Option Exercise

A confirmation of option exercise setting forth the following information will be sent to participants following each exercise of options:

                    - The date of option exercise

                    - The number of shares purchased

                    - The period of "fiscal unavailability" of shares purchased (relevant only for participants who are residents of France for tax purposes)

                    - The aggregate exercise price of the shares purchased

                    - Gain realized upon exercise

                    - Number of shares remaining subject to the participant's option (if applicable).

2.                 Annual Statement

In January or February of each year, each participant who exercised all or part of his or her option during the preceding year will receive a statement indicating the number of shares acquired upon option exercise and the date of acquisition. For participants who are residents of France for tax purposes, this document must be attached to their income tax return.

In addition, a statement summarizing conversions from registered to bearer form and other transfers of ownership during the period of "fiscal unavailability" will be sent by BANQUE NATIONALE DE PARIS to the relevant participants.

Copies of the foregoing statements will be sent to PECHINEY to enable it to fulfill its legal obligations.